February 8, 2011

Securities and Exchange Commission

100 F Street, N.E.,  Mail Stop 3561

Washington, D.C. 20549

Attn: Scott Anderegg

Re:          Kinder Morgan Holdco LLC

Registration Statement on Form S-1 (File No. 333-170773)

Dear Mr. Anderegg:

As underwriters of Kinder Morgan, Inc.’s proposed public offering of up to 92,000,000 shares of common stock, we hereby join Kinder Morgan Holdco LLC’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 1:00 p.m. (NYT) on February 10, 2011, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Preliminary Prospectus dated February 3, 2011, through the date hereof:

Preliminary Prospectus dated February 3, 2011

10,206 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

GOLDMAN, SACHS & CO.
BARCLAYS CAPITAL INC.
As Representatives of the several Underwriters

By: BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Victoria Hale
Vice President